SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 9, 2007

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Inmarsat signs agreements to be commercial

operator for the Alphasat satellite project

Thursday 8 November 2007: Inmarsat plc (LSE: ISAT), the leading provider of global mobile satellite communications services, is pleased to announce that its principal operating subsidiary, Inmarsat Global Limited, has entered into an agreement with the European Space Agency (“ESA”) to become the commercial operator for the Alphasat project.

Alphasat is an ESA initiative for the development of Alphabus, a new platform capable of carrying a large communications payload. This new satellite will supplement the existing Inmarsat-4 satellites. The Alphasat satellite will provide service over Europe, the Middle East and Africa allowing the company access to a new allocation of L-Band spectrum across those regions. Concurrent with the award from ESA, Inmarsat Global Limited has entered into an agreement to procure the satellite from Astrium Satellites, a subsidiary of EADS. The satellite is scheduled to be completed early in 2012.

The Alphasat project represents an important collaboration with ESA which is contributing a significant amount to the acquisition costs of the satellite, its launcher and the development of new processor technology in partnership with Astrium Satellites. The satellite payload work will be carried out in Portsmouth and Stevenage and has attracted funds of over €50 million from East of England Development Agency, South East England Development Agency and the London Development Agency. Inmarsat expects its investment, for the satellite in orbit (excluding insurance), to be in the region of €260 million with the capital payments being phased over the period 2008 to 2013.

Andrew Sukawaty, Inmarsat’s Chairman and Chief Executive Officer said “We are delighted we have been able to successfully conclude our negotiations with both ESA and Astrium Satellites to deliver the Alphasat project and we look forward to working closely with them over the coming years. We believe this project represents an incremental opportunity for our company to grow its business by further expanding the reach and use of our global broadband and handheld phone services.”

- ends -

About Inmarsat

Inmarsat plc (LSE: ISAT) is the leading provider of global mobile satellite communications. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organisations, with a range of services that can be used on land, at sea or in the air. The company’s services are delivered through a global network of more than 500 distribution partners and service providers operating in 180 countries. For the year ended 31 December 2006, Inmarsat plc had total revenue of US$500.1 million. More information can be found at www.inmarsat.com.

For more information, please contact:

Inmarsat, London, UK

Investor Enquiries

Simon Ailes, +44 20 7728 1518

simon_ailes@inmarsat.com

Media Enquiries

Christopher McLaughlin, +44 20 7728 1015

christopher_mclaughlin@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT HOLDINGS LIMITED

Date: November 9, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE II plc

Date: November 9, 2007	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer